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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 12b-25

                          NOTIFICATION OF LATE FILING

         Transition report on Form 10-Q for the transition period from
                      October 1, 1995 to December 31, 1995

PART 1 - REGISTRANT INFORMATION
-------------------------------

                       PARACELSUS HEALTHCARE CORPORATION
                             (Name of Registrant)

                        515 West Greens Road, Suite 800
                    (Address of Principal Executive Office)

                             Houston, Texas 77067
                          (City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed

                                     ( X )
                             (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.











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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Board of Directors of the Registrant has appointed a Special Committee to review certain accounting and reporting practices of the Registrant, the findings of which may impact this Transition Report. The Special Committee has retained outside legal counsel who will review this Transition Report prior to its being filed with the Securities and Exchange Commission. As of this date, their review has not been completed.

PART IV - OTHER INFORMATION
--------------------------

(1) Name and telephone number of person to contact in regard to this notification.

            ROBERT M. STARLING                      (281) 774-5100
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                 (Name)                     (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                         ( X )   YES          (   )   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         ( X )   YES          (   )   NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Special Committee's investigation may impact this Transition Report; however, at this time, management is unable to determine what adjustments, if any, may result from the findings of the Special Committee.










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                       PARACELSUS HEALTHCARE CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

              October 28, 1996                \s\ James G. VanDevender
            --------------------              ---------------------------
                  (Date)                      Executive Vice President,
                                              Chief Financial Officer and
                                              Director